Exhibit 99.4

Durban Roodepoort Deep, Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1895/000926/06)

(Share code: DUR)

(ISIN: ZAE 000015079)

(ARBN number: 086 277 616)

(NASDAQ trading symbol: DROOY)

(“DRD”)

DRD CHAIRMAN APPOINTED EMPEROR MANAGING DIRECTOR

The Board of Directors of Emperor Mines Limited (“Emperor”) yesterday appointed Mark Wellesley-Wood as Managing Director.

Wellesley-Wood is the Executive Chairman of DRD, which owns 45.3% of Emperor following the close last Friday (30 July 2004) of its takeover offer for all the shares in Emperor.

Wellesley-Wood has been a non-executive Director of Emperor since 2002.

He replaces Greg Starr, who has resigned as Managing Director and as a member of the Board, with immediate effect. The board vacancy created by Starr’s resignation has been filled by Richard Johnson, DRD Group Divisional Director, Australasia. Mr Johnson is responsible for DRD’s growth and gold operations throughout the Australasian region.

DRD will now be represented on the Emperor Board by Wellesley-Wood, Johnson and David Baker, who is non-executive director of DRD and was appointed to the Emperor Board with Wellesley-Wood in 2002.

Wellesley-Wood thanked Starr for initiating the strategic re-vamp at Emperor and wishes him every success with his future endeavours. To assist with changeover, Starr will consult to Emperor for the next four months.

The appointment of Wellesley-Wood as Managing Director and Johnson as non-executive Director confirms DRD’s support for Emperor and commitment to developing the Vatukoula mine in Fiji.

DRD’s technical skills and experience with underground epithermal gold mining will substantially boost Emperor’s ability to become a major gold producer in the region, together with financial support for the proposed recapitalisation.

DRD has also notified Emperor of its intention to move a number of resolutions at a General Meeting of shareholders, designed to reduce the size of the Board, while acknowledging the need for a majority of independent directors.

Queries:

South Africa

Investor and Media Relations

Ilja Graulich, Durban Roodepoort Deep, Limited

+27 11 381 7826 (office)

+27 83 604 0820 (mobile)

James Duncan, Russell & Associates

+27 11 880 3924 (office)

+27 82 892 8052 (mobile)

Australasia

Investor and Media Relations

Paul Downie, Porter Novelli

+61 893 861 233 (office)

+61 414 947 129 (mobile)

North America

Investor Relations

Susan Borinelli, Breakstone & Ruth International

+1 646-536-7018 (office)

+1 917-570-8421 (mobile)

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)

+1 347-423-5859 (mobile)

United Kingdom/Europe

Investor and Media Relations

Phil Dexter, St James’s Corporate Services

+44 20 7499 3916 (office)

+44 779 863 4398 (mobile)

Johannesburg

4 August 2004

Sponsor

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